UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 520776105	Page 2 of 9

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 258,357
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 258,357
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 258,357
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 3 of 9

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 153,238
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 153,238
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 4 of 9

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,824
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,824
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,824
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 5 of 9

1.	Name of Reporting Persons. LKCM Long-Short Onshore Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,556
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,556
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 6 of 9

1.	Name of Reporting Persons. LKCM Capital Group IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,250
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,250
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 7 of 9

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 437,725
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 437,725
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,725
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 520776105	Page 8 of 9

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 437,725
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 437,725
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,725
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520776105	Page 9 of 9

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 281,987
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 281,987
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,987
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $1.00 par value (“Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8770 W. Bryn Mawr Avenue, Suite 900, Chicago, Illinois 60631.

Item 2. Identity and Background

(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund SPC, a Cayman Islands segregated portfolio company (“Master Fund”), LKCM Investment Partnership, L.P., a Texas limited partnership (“LIP”), LKCM Micro-Cap Partnership, L.P., a Delaware limited partnership (“Micro-Cap”), LKCM Long-Short Onshore Fund, L.P., a Delaware limited partnership (“L-S”), LKCM Capital Group IV, L.P., a Delaware limited partnership (“CGIV”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. Master Fund, LIP, Micro-Cap, L-S, CGIV, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address of Master Fund is c/o Five Continents Financial Limited, 4th Floor, Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman KY1-1003, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.

(c) LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PD Management”), is the sole holder of the management shares of Master Fund, and LKCM Alternative Management, LLC, a Delaware limited liability company (“PD Alternative”) is the general partner of PD Management. LKCM Investment Partnership GP, LLC (“LIP GP”), is the general partner of LIP. LKCM Micro-Cap Management, L.P., a Delaware limited partnership (“MC Management”), is the general partner of Micro-Cap, and PD Alternative is the general partner of MC Management. LKCM Long-Short Management, L.P., a Delaware limited partnership (“L-S Management”), is the general partner of L-S, and PD Alternative is the general partner of L-S Management. LKCM Capital Group GP, LLC, a Delaware limited liability company (“CG GP”), is the general partner of CGIV. LKCM serves as the investment manager for Master Fund, LIP, Micro-Cap, L-S, and CGIV. J. Luther King, Jr. is a controlling shareholder of LKCM and a controlling member of LIP GP. J. Luther King, Jr. and J. Bryan King are controlling members of PD Alternative and CG GP. The principal business of Master Fund, LIP, Micro-Cap, L-S and CGIV is purchasing, holding and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.

(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Master Fund is organized under the laws of the Cayman Islands. LIP is organized under the laws of Texas. Micro-Cap, L-S, CGIV and LKCM are organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Master Fund acquired 258,357 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $3,591,000 using working capital. LIP acquired 153,238 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $2,336,000 using working capital. Micro-Cap acquired 17,824 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $244,000 using working capital. L-S acquired 3,556 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $52,000 using working capital. CGIV acquired 2,250 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $33,000 using working capital. A separate account for which LKCM provides investment management services acquired 2,500 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $38,000 using working capital.

Item 4. Purpose of Transaction

The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock or disposal of all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of April 15, 2014, the Reporting Persons may be deemed to beneficially own 437,725 shares of Common Stock (which represents approximately 5.1% of the outstanding Common Stock based upon information contained in the Issuer’s Form 10-K for the year ended December 31, 2013).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PDP	258,357	0	258,357	0
LIP	153,238	0	153,238	0
Micro-Cap	17,824	0	17,824	0
L-S	3,556	0	3,556	0
CGIV	2,250	0	2,250	0
LKCM	437,735	0	437,735	0
J. Luther King, Jr.	437,735	0	437,735	0
J. Bryan King	281,987	0	281,987	0

(c) During the past sixty days, the Reporting Persons purchased the following shares of Common Stock in open market transactions.

Date	Reporting Person	Shares Purchased	Price
2/20/2014	PDP	1,618	$14.194
3/7/2014	PDP	4,963	$14.396
3/7/2014	Micro-Cap	237	$14.396
3/12/2014	PDP	3,918	$15.253
3/12/2014	Micro-Cap	375	$15.254
3/13/2014	LKCM	2,500	$15.186
3/13/2014	PDP	116	$15.310
3/13/2014	Micro-Cap	280	$15.297
3/14/2014	PDP	870	$15.239
3/14/2014	Micro-Cap	80	$15.238
3/17/2014	PDP	185	$15.143
3/17/2014	Micro-Cap	15	$15.143
3/19/2014	PDP	11,786	$15.377
3/19/2014	Micro-Cap	1,125	$15,377
3/20/2014	PDP	635	$15.323
3/20/2014	Micro-Cap	65	$15.322
3/21/2014	PDP	185	$15.370
3/21/2014	Micro-Cap	15	$15.370
3/24/2014	PDP	455	$15.370
3/24/2014	Micro-Cap	45	$15.370
4/4/2014	LIP	62,500	$16.000
4/4/2014	PDP	17,200	$16.000
4/21/2014	LIP	21,300	$16.000

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise provided herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated April 22, 2014, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2014

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Long-Short Onshore Fund, L.P.

By:	LKCM Long-Short Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Capital Group IV, L.P.

By:	LKCM Capital Group GP, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.